Exhbit 99.1

More gold discovered at Claude’s Santoy Lake Property

April 26, 2005 - Claude Resources Inc. is pleased to report the results of the 2005 winter exploration drill program on the Company’s wholly owned Santoy Lake property, located 11.5 kilometres (km) east of Claude’s Seabee mine in northern Saskatchewan. The 2005 winter drill program was a follow up to the successful 2004 program. Drilling tested a 4 km long, northwest trending and northeast dipping set of gold enriched silicified structures cutting through a sequence of volcanic and sedimentary rocks. Significant mineralization was found in a wide shear zone. Hole J155 averaged 5.67 grams per tonne (g/t) over 23.2 metres (3.50 g/t with a cut factor of 30 g/t) and hole J129 encountered a zone grading 6.91 g/t (3.86 g/t cut) over 16.3 metres. Significant intersections are included in Table 1. Table 2 is a list of drill hole coordinates and Table 3 is a list of samples grading better than 1 g/t.

Table 1: Significant Sections, Winter 2004-2005 Drill Programs on Santoy Zones 8 and 8E
Zone	Hole #	From (m)	to (m)	Core length	Au (g/t)	Comments
8E	J125	64.70	68.35	3.65	7.16
8E	J129	90.70	93.73	3.03	35.00	(uncut)
8E	J129	90.70	93.73	3.03	18.60	(cut to 30g/t)
8E	J130	104.50	105.85	1.35	16.00
8E	J130	108.48	114.20	5.72	3.78
8E	J130	149.76	151.75	1.99	3.76
8E	J132	148.20	150.60	2.40	9.18
8E	J132	179.90	182.70	2.80	5.26
8E	J132	196.61	198.17	1.56	6.95
8E	J136	159.30	162.40	3.10	3.61
8E	J138	141.88	145.85	3.97	4.85
8	J112	61.72	64.06	2.34	12.40
8	J113	22.05	23.50	1.45	2.16
8	J115	73.44	74.35	0.91	7.73
8	J119	69.00	74.30	5.30	8.22
8	J120	52.30	54.10	1.80	9.37
8	J121	62.80	67.25	4.45	10.90	(uncut)
8	J121	62.80	67.25	4.45	9.58	(cut to 30 g/t)
8	J143	138.90	140.15	1.25	14.90
8	J145	142.40	144.90	1.30	5.03
8	J146	198.30	200.40	2.10	9.13
8	J146	232.25	236.30	4.05	4.50
8	J155	131.07	136.90	3.20	17.10	(uncut)
8	J155	131.07	136.90	3.20	8.50	(cut to 30 g/t)
8	J155	150.65	154.25	3.60	7.51

*A cutting factor of 30 g/t was used on individual assays making up the section (see Table 3)

The Santoy property is underlain by the Pine Lake greenstone belt of metamorphosed mafic volcanic, volcaniclastic and sedimentary rocks which have been intruded by granitoid sills. The 2005 drill program consisted of 37 holes totaling 7,426 metres and was focused on Zone 8 (12 holes totaling 2,301 metres) and Zone 8E (14 holes totaling 3,297 metres, Table 1 and Map 3). Several step-out holes were drilled in Zone 7, 3 kms north of zone 8 (11 holes totaling 1,898 metres). Sporadic high grade gold intersections were intercepted down dip and on the margins of the 200,000 tonne deposit defined by drilling in 2004. Permitting to complete an underground bulk sampling program at Zone 7 is in progress (See Press Release dated December 8, 2004).

Mineralization in both zone 8 and 8E is hosted in chlorite quartz-sulphide veins and silicified granitoid sills in the mafic volcaniclastic rocks. High grade mineralization was routinely intercepted in a 400 metre long, 2 to 15 metre thick, southwest dipping zone within Zone 8. To date, this Zone has been traced from surface to about 200 metres down dip. A second zone named Zone 8E, is located about 150 metres southeast of Zone 8. This mineralized shear zone is about 200 metres long, 3 to 15 metres thick and is southeast dipping. This Zone has also been traced from surface to a depth of about 200 metres. Both zones are open along strike and down dip.

Significant intercepts are summarized in detail in Table 3. Representative cross sections for Zone 8 and Zone 8E are presented in Map 4 and Map 5, respectively. Table 2 and Table 3, as well as the property maps, can be found on the Company’s website at www.clauderesources.com.

Both Zone 8 and 8E were drilled on a grid of approximately 50 metres by 50 metres. Drill results indicate that there is potential for the two zones to join at depth, which will be tested when drilling is resumed in the summer of 2005.

Collar information for the holes is listed in Table 2. Section lengths are the drill core length, which is approximately the true width of the mineralized shear. Assaying and quality control of the drill core samples were under the supervision of Patrick Hannon, M.A.Sc., P. Eng., the project’s qualified person under NI 43-101. BQ size core was split and samples fire assayed at the Seabee mine laboratory. Check assays, were completed at the TSL laboratory in Saskatoon.

Claude Resources is currently doubling the capacity of the Seabee milling facility to 1,100 tonnes per day. In addition to providing greater flexibility in the Seabee mining schedule, the expansion is capable of accommodating feed stock from Porky Lake and Santoy, should the current bulk sample programs prove successful.

Table 2: Collar Information of 2004-2005 Drill Programs on Santoy Zones 8 and 8E
Zone	Hole	Collar UTM		Depth(m)	Dip	Azimuth	Completed
		Easting	Northing
8	J68	599322	6169947	157.6	-55	230	2004
8	J69	599241	6170052	142.3	-55	230	2004
8	J70	599462	6169894	178.9	-55	230	2004
8	J71	599534	6169868	154.5	-55	230	2004
8	J72	599355	6170107	203.3	-55	230	2004
8	J112	599276	6170024	105.8	-55	240	2004
8	J113	599517	6169750	66.1	-55	210	2004
8	J114	599544	6169796	118	-55	210	2004
8	J115	599544	6169796	130.1	-80	210	2004
8	J116	599462	6169796	63.1	-45	210	2004
8	J117	599462	6169796	118	-80	210	2004
8	J118	599576	6169752	127.1	-80	215	2004
8	J119	599636	6169724	139.3	-80	225	2004
8	J120	599659	6169677	96.6	-55	225	2004
8	J121	599709	6169651	121	-55	240	2004
8	J122	599740	6169555	121	-55	250	2004
8	J123	599784	6169468	142.3	-55	250	2004
8	J124	599830	6169372	152.7	-55	250	2004
8E	J125	600073	6169185	131.25	-55	250	2004
8E	J128	600104	6169144	145.4	-55	250	2005
8E	J129	600065	6169240	148.4	-55	250	2005
8E	J130	600065	6169240	221.6	-77	250	2005
8E	J131	600052	6169290	230.7	-55	250	2005
8E	J132	600052	6169290	233.8	-77	250	2005
8E	J133	600035	6169339	215.5	-55	250	2005
8E	J134	600035	6169339	230.7	-77	250	2005
8E	J135	600125	6169088	178.9	-50	250	2005
8E	J136	600118	6169211	230.7	-75	250	2005
8E	J137	600054	6169389	322.2	-80	260	2005
8E	J138	600128	6169312	282.5	-75	250	2005
8E	J139	600130	6169262	252.1	-75	250	2005
8E	J140	600167	6169230	303.9	-75	250	2005
8E	J141	600190	6169177	300.8	-65	250	2005
8	J142	599605	6169832	206.3	-80	230	2005
8	J143	599658	6169777	209.4	-80	240	2005
8	J144	599704	6169725	172.8	-75	230	2005
8	J145	599767	6169692	206.3	-55	230	2005
8	J146	599854	6169551	294.7	-73	250	2005
8	J151	599861	6169275	139.3	-58	250	2005
8	J152	599900	6169180	160.63	-55	250	2005
8	J153	599840	6169440	180.75	-50	250	2005
8	J154	599793	6169522	191.1	-55	250	2005
8	J155	599793	6169522	206.3	-73	250	2005
8	J156	599747	6169615	151.5	-55	250	2005
8	J157	599747	6169615	182	-80	250	2005

Table 3: Drill Hole Assay Data
Assay Highlights of 2004-2005 Drill Programs on Santoy Zones 8 and 8E
Zone	Hole #	From (m)	To (m)	Length (m)	Au (g/t)
8	J68	93.30	93.60	0.30	3.10
8	J70	24.90	25.75	0.85	1.13
8	J72	97.70	98.65	0.95	1.20
		163.70	164.35	0.65	4.32
8	J112	61.72	62.46	0.74	15.60
		62.46	63.25	0.79	6.80
		63.25	63.71	0.46	24.64
		63.71	64.06	0.35	2.30	61.72 - 64.06, 12.4 g/t over 2.34m
		64.06	64.70	0.64	1.51
8	J113	22.05	23.10	1.05	2.30
		23.10	23.50	0.40	1.78	22.05 - 23.5, 2.16 g/t over 1.45m
		39.00	39.55	0.55	1.58
8	J114	89.70	90.00	0.30	10.45
8	J115	73.44	74.11	0.67	5.02
		74.11	74.35	0.24	15.30	73.44 - 74.35, 7.73 g/t over 0.91m
8	J119	67.65	68.25	0.60	2.06
		69.00	70.10	1.10	25.89
		70.10	71.75	1.65	3.55
		71.75	72.40	0.65	4.53
		72.40	73.20	0.80	2.85
		73.20	74.30	1.10	3.62	69.00 - 74.30, 8.22 g/t over 5.30m
		75.70	77.20	1.50	1.54
		102.75	104.25	1.50	4.06
8	J120	52.30	53.35	1.05	14.59
		53.65	54.10	0.45	3.43	52.30 - 54.10, 9.37 g/t over 1.80m
8	J121	62.80	63.10	0.30	12.71
		63.10	63.70	0.60	39.67
		63.70	64.60	0.90	5.66
		64.60	65.50	0.90	15.10
		65.50	66.40	0.90	1.23	62.80 - 67.25, 10.9 g/t over 4.45m (uncut)
		66.40	67.25	0.85	1.23	62.80 - 67.25, 9.58 g/t over 4.45m (cut to 30 g/t)
		88.15	89.60	1.45	3.16
		91.65	92.10	0.45	9.36
		92.10	92.65	0.55	1.20
8	J122	71.35	72.90	1.55	4.75
8	J123	45.45	46.37	0.92	3.13
		66.10	66.68	0.58	1.27
		76.35	77.35	1.00	1.70
		89.65	90.15	0.50	1.00
		90.15	90.85	0.70	1.60
		96.35	97.10	0.75	2.60
8E	J125	47.15	47.70	0.55	2.70
		59.75	60.75	1.00	2.17
		64.70	65.60	0.90	5.85

		65.60	66.60	1.00	7.15
		66.60	67.00	0.40	10.16
		67.00	67.80	0.80	10.38
		67.80	68.35	0.55	2.47	64.70 - 68.35, 7.16 g/t over 3.65m
		72.90	73.50	0.60	4.30
		75.45	76.70	1.25	1.47
8E	J129	90.70	91.35	0.65	2.37
		91.35	92.10	0.75	16.57
		92.10	92.88	0.78	93.63	90.70 - 93.73, 35.0 g/t over 3.03m (uncut)
		92.88	93.73	0.85	22.37	90.70 - 93.73, 18.6 g/t over 3.03m (cut to 30g/t)
		104.75	105.95	1.20	1.03
		105.95	106.98	1.03	5.03
8E	J130	104.50	105.05	0.55	17.20
		105.05	105.85	0.80	15.13	104.50 - 105.85, 16.0 g/t over 1.35m
		105.85	106.75	0.90	1.00
		106.75	107.63	0.88	1.13
		108.48	109.43	0.95	2.03
		109.43	110.40	0.97	5.27
		110.40	111.25	0.85	1.87
		111.25	111.80	0.55	3.87
		111.80	112.45	0.65	7.87
		112.45	113.25	0.80	4.07
		113.25	114.20	0.95	2.63	108.48 - 114.20, 3.78 g/t over 5.72m
		114.82	115.32	0.50	2.97
		117.60	118.40	0.80	2.03
		119.05	119.83	0.78	1.57
		119.83	121.05	1.22	1.03
		149.76	150.80	1.04	5.00
		150.80	151.75	0.95	2.40	149.76 - 151.75, 3.76 g/t over 1.99m
		151.75	152.85	1.10	1.33
		159.40	160.05	0.65	7.40
		167.82	168.74	0.92	1.80
		168.74	169.54	0.80	1.47
		182.72	183.37	0.65	1.97
		187.20	187.95	0.75	4.03
8E	J131	32.00	32.60	0.60	1.00
		113.40	114.05	0.65	3.10
		114.05	114.65	0.60	1.57
		116.35	117.13	0.78	9.93
		120.00	120.78	0.78	1.53
8E	J132	146.00	146.90	0.90	1.20
		146.90	147.58	0.68	1.27
		148.20	148.95	0.75	13.20
		148.95	149.75	0.80	11.33
		149.75	150.60	0.85	3.60	148.20 - 150.60, 9.18 g/t over 2.40m
		167.65	168.60	0.95	1.10
		179.90	181.15	1.25	10.20
		181.90	182.70	0.80	2.47	179.9 - 182.70, 5.26 g/t over 2.80m
		184.25	185.05	0.80	3.63

		195.08	195.78	0.70	1.37
		196.61	197.45	0.84	2.30
		197.45	198.17	0.72	12.37	196.61 - 198.17, 6.95 g/t over 1.56m
8E	J133	96.70	97.01	0.31	7.17
		102.40	103.37	0.97	1.03
		106.62	107.40	0.78	1.93
		108.15	108.80	0.65	2.50
		113.43	114.18	0.75	16.30
8E	J134	168.85	169.30	0.45	1.50
		200.80	201.65	0.85	3.10
8E	J136	133.80	134.40	0.60	3.43
		137.85	138.50	0.65	1.60
		138.50	139.30	0.80	2.47
		159.30	160.05	0.75	2.10
		160.05	160.75	0.70	6.00
		161.60	162.40	0.80	6.77	159.30 - 162.40, 3.61 g/t over 3.10 m
8E	J137	81.87	83.00	1.13	2.20
8E	J138	141.02	141.88	0.86	1.43
		141.88	142.46	0.58	2.00
		142.46	143.45	0.99	13.00
		143.45	144.63	1.18	1.33
		144.63	145.85	1.22	3.00	141.88 - 145.85, 4.85 g/t over 3.97m
8	J142	131.45	132.05	0.60	2.53
		189.25	190.20	0.95	1.13
		191.10	191.85	0.75	3.47
8	J143	83.60	84.10	0.50	10.43
		138.90	139.45	0.55	23.12
		139.45	140.15	0.70	8.47	138.90 - 140.15, 14.9 g/t over 1.25m
		140.85	141.55	0.70	1.87
		142.20	142.85	0.65	2.47
		142.85	143.45	0.60	6.80
		143.45	144.00	0.55	1.10
8	J144	148.20	149.20	1.00	3.17
		149.75	150.60	0.85	1.53
		151.25	151.75	0.50	3.80
8	J145	142.40	143.00	0.60	7.43
		143.60	144.30	0.70	1.07
		144.30	144.90	0.60	2.23	142.40 - 144.90, 5.03 g/t over 1.30m
		144.90	146.40	1.50	1.10
		174.00	174.95	0.95	3.50
8	J146	131.70	132.15	0.45	3.39
		190.15	190.85	0.70	2.13
		198.30	199.40	1.10	1.83
		199.40	200.40	1.00	17.17	198.30 - 200.40, 9.13 g/t over 2.10m
		205.55	206.25	0.70	11.17
		229.30	231.20	1.90	2.00
		232.25	233.05	0.80	2.80
		233.05	233.75	0.70	1.90
		233.75	234.15	0.40	3.67
		234.15	235.00	0.85	7.84

		235.00	235.65	0.65	4.17
		235.65	236.30	0.65	9.30	232.25 - 236.30, 4.50 g/t over 4.05m
8	J154	107.78	108.28	0.50	3.47
		108.80	109.60	0.80	2.90
		110.80	111.30	0.50	4.20
		111.30	111.78	0.48	1.80
		112.25	113.25	1.00	2.70
		113.25	114.20	0.95	1.43
		134.50	135.70	1.20	1.57
8	J155	131.07	132.05	0.98	81.30
		132.05	132.90	0.85	7.97
		133.70	134.70	1.00	2.03
		134.70	135.50	0.80	1.73
		135.50	136.20	0.70	1.37	131.07 - 136.90, 17.1 g/t over 3.20m (uncut)
		136.20	136.90	0.70	12.97	131.07 - 136.90, 8.5 g/t over 3.20m (cut)
		138.15	139.05	0.90	1.03
		141.72	142.47	0.75	1.30
		143.27	143.97	0.70	1.63
		148.03	148.85	0.82	1.77
		150.65	151.75	1.10	1.73
		151.75	152.95	1.20	16.27
		152.95	153.70	0.75	3.37
		153.70	154.25	0.55	5.60	150.65 - 154.25, 7.51 g/t over 3.60m
		157.73	158.45	0.72	1.03
		160.60	161.50	0.90	1.17
		165.42	166.49	1.07	5.10
		173.30	173.95	0.65	2.13
		175.70	176.25	0.55	5.83
8	J156	78.30	79.85	1.55	2.60
		82.95	84.10	1.15	2.40
		84.10	85.15	1.05	2.07
		110.05	110.65	0.60	6.40
8	J157	132.60	133.20	0.60	1.10
		134.65	135.60	0.95	1.00
		147.60	147.95	0.35	3.43
		155.90	156.80	0.90	1.17
		159.70	160.70	1.00	1.00
		169.10	169.55	0.45	1.33

For further information, please contact:
Patrick Hannon, M.A.Sc., P. Eng.
Exploration Manager

Neil McMillan
President and CEO
Telephone: 1-306-668-7505
Facsimile: 1-306-668-7500
E-mail: clauderesources@clauderesources.com

Renmark Financial Communications Inc.
Edith English: eenglish@renmarkfinancial.com
Neil Murray-Lyon: nmurraylyon@renmarkfinancial.com
Media: Cynthia Lane: clane@renmarkfinancial.com
www.renmarkfinancial.com